PETRIE PARKMAN & CO., INC.

475 17th Street

Denver, Colorado 80202

October 24, 2006

VIA EDGAR ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Petrie Parkman & Co., Inc.
Registration Statement on Form S-1
Filed on September 13, 2006
Registration No. 333-137297

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Petrie Parkman & Co., Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the voluntary withdrawal of its registration statement on Form S-1, Registration No. 333-137297, that was filed with the Commission on September 13, 2006 (the "Registration Statement"). The Registration Statement has not yet been declared effective.

The Company is requesting withdrawal of the Registration Statement because it has decided to pursue strategic alternatives to an initial public offering and accordingly determined not to proceed at this time with the offering of shares of its common stock as contemplated in the Registration Statement. No securities were offered or sold under the Registration Statement.

We would appreciate you please providing a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to our counsel, Frank Bayouth of the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, at (888) 329-0752. Should you have any questions, please call either me at (303) 292-3877 or Mr. Bayouth at (713) 655-5115.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Thomas A. Petrie

Thomas A. Petrie

Chief Executive Officer

Petrie Parkman & Co., Inc.